Exhibit 99.1

Unaudited Interim Condensed

Consolidated Financial Statements

StoneCo Ltd.

June 30, 2021

StoneCo Ltd.

Unaudited interim condensed consolidated statement of financial position

As of June 30, 2021 and December 31, 2020

(In thousands of Brazilian Reais)

	Notes	June 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	5	5,872,657	2,446,990
Short-term investments	6	4,999,560	8,128,058
Accounts receivable from card issuers	7	16,896,871	16,307,155
Trade accounts receivable	8	1,412,449	1,415,850
Financial assets from banking solution	21(f)	842,744	714,907
Recoverable taxes		90,291	56,365
Prepaid expenses		115,809	67,658
Derivative financial instruments assets		40,788	43,103
Other assets		284,400	94,738
		30,555,569	29,274,824
Non-current assets
Trade accounts receivable NC	8	168,542	382,106
Receivables from related parties	13(b)	9,176	7,200
Deferred tax assets	9(b)	225,574	138,697
Prepaid expenses		234,759	51,164
Other assets NC		103,150	85,571
Long-term investments	6	3,340,370	-
Investment in associates		68,498	51,982
Property and equipment	10(a)	972,059	717,234
Intangible assets	11	1,139,826	1,039,886
		6,261,954	2,473,840
Total assets		36,817,523	31,748,664

Liabilities and equity
Current liabilities
Deposits from banking customers	21(f)	781,195	576,139
Accounts payable to clients	15	10,921,557	9,172,353
Trade accounts payable		215,867	180,491
Loans and financing	12	2,503,990	1,184,737
Obligations to FIDC quota holders	12	969,350	1,960,121
Labor and social security liabilities		160,995	173,103
Taxes payable		128,862	106,835
Derivative financial instruments liabilities		6,874	16,233
Other liabilities		10,104	10,369
		15,698,794	13,380,381
Non-current liabilities
Accounts payable to clients NC	15	3,388	-
Loans and financing	12	3,013,545	524,363
Obligations to FIDC quota holders NC	12	2,379,442	2,414,429
Deferred tax liabilities	9(b)	170,369	61,086
Provision for contingencies	14(a)	8,393	10,150
Labor and social security liabilities		80,804	81,258
Other liabilities NC		311,936	284,972
		5,967,877	3,376,258
Total liabilities		21,666,671	16,756,639
Equity	16
Issued capital		76	75
Capital reserve		14,441,525	13,479,722
Treasury shares		(1,675,133)	(76,360)
Other comprehensive income		161,259	(5,002)
Retained earnings		2,142,539	1,455,027
Equity attributable to owners of the parent		15,070,266	14,853,462
Non-controlling interests		80,586	138,563
Total equity		15,150,852	14,992,025
Total liabilities and equity		36,817,523	31,748,664

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of profit or loss

For the six and three months ended June 30, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

		Six months ended June 30		Three months ended June 30
	Notes	2021	2020	2021	2020

Net revenue from transaction activities and other services	18	677,474	454,767	359,189	227,465
Net revenue from subscription services and equipment rental	18	292,837	173,563	152,888	80,438
Financial income	18	408,809	685,885	40,018	326,570
Other financial income	18	101,979	69,893	61,337	32,879
Total revenue and income		1,481,099	1,384,108	613,432	667,352

Cost of services		(542,085)	(348,654)	(302,415)	(198,712)
Administrative expenses		(239,452)	(163,858)	(121,845)	(89,914)
Selling expenses		(385,920)	(226,506)	(223,155)	(114,678)
Financial expenses, net		(250,098)	(210,964)	(157,602)	(62,597)
Other income (expenses), net		735,479	(43,556)	776,995	(40,068)
	19	(682,076)	(993,538)	(28,022)	(505,969)

Loss on investment in associates		(6,418)	(2,818)	(2,811)	(1,539)
Profit before income taxes		792,605	387,752	582,599	159,844

Current income tax and social contribution	9(a)	(84,568)	(70,365)	(21,819)	7,166
Deferred income tax and social contribution	9(a)	(23,718)	(35,167)	(34,776)	(43,409)
Net income for the period		684,319	282,220	526,004	123,601

Net income (loss) attributable to:
Owners of the parent		687,512	285,400	529,176	126,594
Non-controlling interests		(3,193)	(3,180)	(3,172)	(2,993)
		684,319	282,220	526,004	123,601
Earnings per share
Basic earnings per share for the period attributable to owners of the parent (in Brazilian Reais)	17	R$ 2.23	R$ 1.03	R$ 1.72	R$ 0.46
Diluted earnings per share for the period attributable to owners of the parent (in Brazilian Reais)	17	R$ 2.18	R$ 1.01	R$ 1.68	R$ 0.45

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of other comprehensive income

For the six and three months ended June 30, 2021 and 2020

(In thousands of Brazilian Reais)

		Six months ended June 30		Three months ended June 30
	Notes	2021	2020	2021	2020

Net income for the period		684,319	282,220	526,004	123,601
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Changes in the fair value of accounts receivable from card issuers at fair value through other comprehensive income		(44,469)	25,887	(34,699)	24,806
Exchange differences on translation of foreign operations		807	-	244	-
Changes in the fair value of cash flow hedge - bond hedge	21(e)	960	-	960	-
Unrealized loss on cash flow hedge - highly probable future imports	21(d)	1,512	(4,086)	-	(4,086)
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Changes in the fair value of equity instruments designated at fair value through other comprehensive income	6	207,831	3,412	(24,112)	3,412
Other comprehensive income (loss) for the period, net of tax		166,641	25,213	(57,607)	24,132

Total comprehensive income for the period, net of tax		850,960	307,433	468,397	147,733

Total comprehensive income (loss) attributable to:
Owners of the parent CI		854,074	310,613	471,754	150,726
Non-controlling interests		(3,114)	(3,180)	(3,357)	(2,993)
		850,960	307,433	468,397	147,733

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of changes in equity

For the six months ended June 30, 2021 and 2020

(In thousands of Brazilian Reais)

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other comprehensive income	Retained earnings	Total	Non- controlling interest	Total
Balance as of December 31, 2019		62	5,440,047	(223,676)	61,127	166,288	5,443,786	(90)	(72,335)	600,956	5,972,379	626	5,973,005
Net income (loss) for the period		-	-	-	-	-	-	-	-	285,400	285,400	(3,180)	282,220
Other comprehensive income for the period		-	-	-	-	-	-	-	25,213	-	25,213	-	25,213
Total comprehensive income		-	-	-	-	-	-	-	25,213	285,400	310,613	(3,180)	307,433
Cash proceeds from noncontrolling interest		-	-	135,055	-	-	135,055	-	-	-	135,055	95,445	230,500
Issuance of shares for business acquisition			34,961				34,961	-	-	-	34,961	-	34,961
Repurchase of shares		-	-	-	-	-	-	(76,270)	-	-	(76,270)	-	(76,270)
Dilution non-controlling interest		-	-	2,286	-	-	2,286	-	-	-	2,286	(2,286)	-
Non-controlling interests arising on a business combination		-	-						-	-	-	2,356	2,356
Share-based payments		-	-	-	-	7,567	7,567	-	-	-	7,567	123	7,690
Others		-	-						-	-	-	164	164
Balance as of June 30, 2020		62	5,475,008	(86,335)	61,127	173,855	5,623,655	(76,360)	(47,122)	886,356	6,386,591	93,248	6,479,839

Balance as of December 31, 2020		75	13,307,585	(86,483)	61,127	197,493	13,479,722	(76,360)	(5,002)	1,455,027	14,853,462	138,563	14,992,025
Net income (loss) for the period		-	-	-	-	-	-	-	-	687,512	687,512	(3,193)	684,319
Other comprehensive income for the period		-	-	-	-	-	-	-	166,261	-	166,261	380	166,641
Total comprehensive income		-	-	-	-	-	-	-	166,261	687,512	853,773	(2,813)	850,960
Repurchase of shares	16(c)	-	-	-	-	-	-	(988,824)	-	-	(988,824)	-	(988,824)
Issuance of shares for purchased non-controlling interests	16(b)/22	1	516,891	(208,481)	-	-	308,410	-	-	-	308,411	(77,911)	230,500
Issuance of shares for business acquisition	16(b)	-	-	609,949	-	-	609,949	(609,949)	-	-	-	-	-
Non-controlling interests arising on a business combination	22	-	-	-	-	-	-	-	-	-	-	23,874	23,874
Share-based payments	20	-	-	-	-	51,160	51,160	-	-	-	51,160	23	51,183
Transaction costs from subsidiaries		-	-	(7,716)	-	-	(7,716)	-	-	-	(7,716)	-	(7,716)
Sale of subsidiary	22	-	-	-	-	-	-	-	-	-	-	(1,220)	(1,220)
Dividends paid		-	-	-	-	-	-	-	-	-	-	(902)	(902)
Cash proceeds from non-controlling interest		-	-	-	-	-	-	-	-	-	-	893	893
Others		-	-	-	-	-	-	-	-	-	-	79	79
Balance as of June 30, 2021		76	13,824,476	307,269	61,127	248,653	14,441,525	(1,675,133)	161,259	2,142,539	15,070,266	80,586	15,150,852

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of cash flows

For the six months ended June 30, 2021 and 2020

(In thousands of Brazilian Reais)

		Six months ended June 30
	Notes	2021	2020
Operating activities
Net income for the period		684,319	282,220
Adjustments to reconcile net income for the period to net cash flows:
Depreciation and amortization	10(b)	181,813	123,388
Deferred income tax and social contribution	9(a)	23,718	35,167
Loss on investment in associates		6,418	2,818
Interest, monetary and exchange variations, net		(491,487)	56,701
Provision for contingencies	14(a)	3,373	1,747
Share-based payments expense	20	51,183	7,690
Allowance for expected credit losses		18,849	21,024
Loss on disposal of property, equipment and intangible assets		39,446	14,339
Loss on sale of subsidiary	2.1(i)	12,746	-
Fair value adjustment in financial instruments at FVPL		76,193	(5,091)
Fair value adjustment in derivatives		(4,826)	20,704
Remeasurement of previously held interest in subsidiary acquired	24(c)	(12,010)	(2,992)
Working capital adjustments:
Accounts receivable from card issuers		(555,433)	1,263,466
Receivables from related parties		(640)	7,678
Recoverable taxes		(44,049)	(75,137)
Prepaid expenses		(231,746)	(107,432)
Trade accounts receivable, banking solutions and other assets		(132,578)	(509,368)
Accounts payable to clients		962,847	(301,050)
Taxes payable		95,959	173,637
Labor and social security liabilities		(14,847)	14,195
Provision for contingencies		(5,325)	(1,608)
Other liabilities		42,516	13,358
Interest paid		(89,082)	(110,265)
Interest income received, net of costs		684,899	661,055
Income tax paid		(69,210)	(102,494)
Net cash provided by operating activities		1,233,046	1,483,750

Investing activities
Purchases of property and equipment		(524,710)	(180,963)
Purchases and development of intangible assets		(76,305)	(42,524)
Acquisition of subsidiary, net of cash acquired		(9,468)	(57,373)
Sale of subsidiary, net of cash disposed of		(37)	-
Proceeds from short- and long-term investments, net		3,157,533	2,220,543
Acquisition of equity securities	6 (b.3)	(2,480,003)	-
Disposal of short- and long-term investments – equity securities		209,324	-
Proceeds from the disposal of non-current assets		100	4,849
Acquisition of interest in associates		(38,563)	(7,473)
Net cash provided by investing activities		237,871	1,937,059

Financing activities
Proceeds from borrowings	12	5,285,408	3,456,820
Payment of borrowings		(1,508,236)	(4,087,130)
Payment to FIDC quota holders	12	(1,620,000)	(1,116,583)
Proceeds from FIDC quota holders	12	584,191	-
Payment of leases	12	(45,200)	(14,533)
Repurchase of shares	16(c)	(988,824)	(76,270)
Acquisition of non-controlling interests		(602)	(479)
Transaction with non-controlling interests	22	230,500	-
Dividends paid to non-controlling interests		(902)	-
Cash proceeds from non-controlling interest	22	893	230,500
Net cash (used in) / provided by financing activities		1,937,228	(1,607,675)

Effect of foreign exchange on cash and cash equivalents		17,522	(4,698)
Change in cash and cash equivalents		3,425,667	1,808,436

Cash and cash equivalents at beginning of the period	5	2,446,990	968,342
Cash and cash equivalents at end of the period	5	5,872,657	2,776,778
Change in cash and cash equivalents		3,425,667	1,808,436

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2021

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (the “Company”), formerly known as DLP Payments Holdings Ltd., is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place, 103 South Church Street in George Town, Grand Cayman.

The Company is controlled by HR Holdings, LLC, which owns 57.6% of voting power, whose ultimate parent is an investment fund, VCK Investment Fund Limited SAC A and The VCK Trust, owned by the co-founding individuals. Company’s shares are publicly traded on the Nasdaq Global Market under the symbol “STNE”.

The Company and its subsidiaries (collectively, the “Group”) are principally engaged in providing financial technology services and software solutions to clients allowing them to conduct electronic commerce seamlessly across in-store, online, and mobile channels and helping them better manage their businesses, become more productive and sell more - both online and offline.

The interim condensed consolidated financial statements of the Group for the six months ended June 30, 2021 and 2020 were approved at the Board of Directors’ meeting on August 26, 2021.

1.1.	Linx acquisition

On November 17, 2020, Linx S.A (“Linx”) held an Extraordinary General Meeting that approved the business combination between STNE Participações S.A. ("STNE Par") that holds the software investments business of the Group and Linx, a leading provider of retail management software in Brazil. The transaction was unanimously approved by the Brazilian Antitrust Authority (CADE) on June 16, 2021, with no restrictions, and was completed on July 01, 2021.

Pursuant to the terms and subject to the conditions set forth in the Association Agreement and its amendments, each Linx share issued and outstanding immediately prior to the consummation of the transaction was automatically contributed to the Group in exchange for one newly issued redeemable STNE Par Class A Preferred Share and one newly issued redeemable STNE Par Class B Preferred Share. Immediately thereafter, each STNE Par Class A Preferred Share was redeemed for a cash payment of R$33.5229 updated pro rata die according to the CDI rate variation from February 11, 2021 until the date of the effective payment and each STNE Par Class B Preferred Share was redeemed for 0.0126730 BDR (Brazilian Depositary Receipt) Level1 (“StoneCo BDR”), admitted to trading on B3, and credited to the shareholders’ account on July 01, 2021, provided that each 1 (one) StoneCo BDR was correspond to 1 (one) StoneCo Class A Share (the “Base Exchange Ratio”). The Base Exchange Ratio was calculated on a fully diluted basis, assuming a number of fully diluted shares of Linx of 178,361,138 on the transaction consummation date and represented a total consideration of R$37.78 for each Linx share.

The redemption mentioned above was adjusted by a Linx’s intermediary dividends payment, approved on June 16, 2021, based on the accumulated profits of fiscal years prior to 2020, as evidenced in its balance sheet of December 31, 2020, in the amount of R$100,000 (one hundred million reais), corresponding to R$0.5636918 per share. On the date of the approval, the Group already had Linx’s shares classified as Short-term investments, so it received an amount of R$ 20,129 as dividends, recognized in Other income (expenses), net.

In the six months ended June 2021, the costs related to this transaction were R$ 3,240, recognized in the statement of profit or loss under administrative expenses.

For further information, see Note 25.

1.2.	Seasonality of operations

The Group’s revenues are subject to seasonal fluctuations as a result of consumer spending patterns. Historically, revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on the results of operations for the entire fiscal year. As a result of seasonal fluctuations caused by these and other factors, results for an interim period may not be indicative of those expected for the full fiscal year.

In the six months ended June 2021, the second wave of the COVID-19 pandemic in Brazil resulted in different commerce restrictions among different Brazilian cities, imposing a more challenging scenario for the clients and commerce. The unaudited interim condensed consolidated financial statements were temporarily impacted by the clients’ lower volumes as a result of those commerce restrictions. The risks keep being monitored closely, and the Group is following health and safety guidelines as they evolve.

2.	Group information

2.1.	Subsidiaries

The interim condensed consolidated financial statements of the Group include the following subsidiaries and structured entities:

			% Groups's equity interest
Entity name	Country of incorporation	Principal activities	June 30, 2021	December 31, 2020
DLP Capital LLC (“DLP Capital”)	USA	Holding company	100.00	100.00
DLP Par Participações S.A. (“DLP Par”)	Brazil	Holding company	100.00	100.00
MPB Capital LLC (“MPB Capital”)	USA	Investment company	100.00	100.00
STNE Participações S.A. (“STNE Par”)	Brazil	Holding company	100.00	100.00
STNE Participações em Tecnologia S.A. (“STNE Par Tec”)	Brazil	Holding company	100.00	100.00
Stone Pagamentos S.A. (“Stone”)	Brazil	Merchant acquiring	100.00	100.00
MNLT Soluções de Pagamentos S.A. (“MNLT”)	Brazil	Merchant acquiring	100.00	100.00
Pagar.me Pagamentos S.A. (“Pagar.me”)	Brazil	Merchant acquiring	100.00	100.00
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Brazil	Processing card transactions	100.00	100.00
Buy4 Sub LLC (“Buy4 LLC”)	USA	Cloud store card transactions	100.00	100.00
Cappta S.A. (“Cappta”)	Brazil	Electronic fund transfer	56.73	56.73
Mundipagg Tecnologia em Pagamento S.A. (“Mundipagg”)	Brazil	Technology services	99.70	99.70
Equals S.A. (“Equals”)	Brazil	Reconciliation services	100.00	100.00
Stone Franchising Ltda. (“Stone Franchising”)	Brazil	Franchising management	99.99	99.99
TAG Tecnologia para o Sistema Financeiro S.A. (“TAG”)	Brazil	Financial assets register	100.00	100.00
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Brazil	Financial services	100.00	100.00
Stone Logística Ltda ("Stone Log")	Brazil	Logistic services	100.00	100.00
PDCA S.A. ("PDCA") (Note 22 (a))	Brazil	Merchant acquiring	100.00	67.00
Linked Gourmet Soluções para Restaurantes S.A. (“Linked”) (i)	Brazil	Technology services	-	58.10
MAV Participações S.A. (“MVarandas”)	Brazil	Technology services	100.00	100.00
Vitta Tecnologia em Saúde S.A. (“Vitta Group”)	Brazil	Health plan management	100.00	100.00
VittaPar LLC. (“Vitta Group”)	USA	Holding company	100.00	100.00
Vitta Corretora de Seguros Ltda. (“Vitta Group”)	Brazil	Insurance services	100.00	100.00
Vitta Serviços em Saúde LTDA. (“Vitta Group”)	Brazil	Health services	100.00	100.00
Vitta Saúde Administradora em Benefícios LTDA. (“Vitta Group”)	Brazil	Health services	100.00	100.00
MLabs Software S.A. (“MLabs”)	Brazil	Social media services	51.50	51.50
Questor Sistemas S.A (“Questor”)	Brazil	Technology services	50.00	50.00
Sponte Informática S.A ("Sponte")	Brazil	Technology services	90.00	90.00
StoneCo CI Ltd (“Creditinfo Caribbean”)	Cayman Islands	Holding company	53.05	53.05
Creditinfo Jamaica Ltd (“Creditinfo Caribbean”)	Jamaica	Credit bureau services	53.05	53.05
Creditinfo Guyana Inc (“Creditinfo Caribbean”)	Guyana	Credit bureau services	53.05	53.05
Creditadvice Barbados Ltd (“Creditinfo Caribbean”)	Barbados	Credit bureau services	53.05	53.05
Stone Seguros S.A (“Stone Seguros”)	Brazil	Insurance services	100.00	100.00
TAPSO FIDC ("FIDC TAPSO")	Brazil	Receivables investment fund	100.00	100.00
FIDC Bancos Emissores de Cartão de Crédito - Stone II (“FIDC AR II”)	Brazil	Receivables investment fund	100.00	100.00
FIDC Bancos Emissores de Cartão de Crédito - Stone III (“FIDC AR III”)	Brazil	Receivables investment fund	100.00	100.00
SOMA FIDC (“FIDC SOMA”)	Brazil	Receivables investment fund	100.00	100.00
SOMA III FIDC (“FIDC SOMA III”)	Brazil	Receivables investment fund	100.00	100.00
SOMA IV FIDC (“FIDC SOMA IV”) (Note 12 (iii))	Brazil	Receivables investment fund	100.00	-
STONECO EXCLUSIVO FIC FIM (“FIC FIM STONECO”)	Brazil	Investment fund	100.00	100.00
StoneCo Pagamentos UK Ltd. (ii)	UK	Service Provider	100.00	-
SimplesVet Tecnologia S.A. ("SimplesVet") (Note 24)	Brazil	Technology services	50.00	-
VHSYS Sistema de Gestão S.A. ("VHSYS") (Note 24)	Brazil	Technology services	50.00	-

(i)	On June 28, 2021, the Group sold all of the 4,205,115 Linked Gourmet’s shares held by it, representing 58.10% of the total and voting capital shareholding, for the total price of R$ 1, thus withdrawing from Linked Gourmet's shareholders. The Group derecognized all Linked’s assets and liabilities, including goodwill at acquisition and non-controlling interests in the subsidiary, resulting in R$ 12,746 of losses with the disposal.

(ii)	On February 3, 2021, StoneCo Pagamentos UK Ltd was formed to provide technical risk management services to StoneCo's group companies.

The Group holds options to acquire additional interests in some of its subsidiaries. Each of the options has been evaluated in accordance with pre-determined formulas and R$ 4,962 were recorded in the consolidated statement of financial position as Derivative financial instruments.

2.2.	Associates

			% Groups's equity interest
Entity name	Country of incorporation	Principal activities	June 30, 2021	December 31, 2020
Collact Serviços Digitais Ltda. (“Collact”)	Brazil	CRM	25.00	25.00
VHSYS Sistema de Gestão S.A. (“VHSYS”) (Note 24)	Brazil	Technology services	-	33.33
Alpha-Logo Serviços de Informática S.A. ("Tablet Cloud")	Brazil	Technology services	25.00	25.00
Trinks Serviços de Internet S.A. ("Trinks")	Brazil	Technology services	19.90	19.90
Delivery Much Tecnologia S.A. ("Delivery Much") (i)	Brazil	Food delivery marketplace	29.50	22.64

(i)	On February 23, 2021, the Group acquired additional 6.85% interest in Delivery Much Tecnologia S.A. ("Delivery Much") through capital increase of R$ 34,998. The initial acquisition occurred in 2020.

The Group holds options to acquire additional interests in some of its associates. Each of the options has been evaluated in accordance with pre-determined formulas and R$ 6,629 were recorded in the consolidated statement of financial position as Derivative financial instruments.

3.	Basis of preparation and changes to the Group’s accounting policies

3.1.	Basis of preparation

The interim condensed consolidated financial statements for the six months ended June 30, 2021 have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2020.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended standards as set out below.

The interim condensed consolidated financial statements are presented in Brazilian Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

3.2.	Estimates

The preparation of interim condensed financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2020 and no changes were made, except for updates in assumptions used to estimate the fair value in loans designated at fair value through profit and loss.

As we have observed a reduction in the expected cash flows, especially due to the reduction of observed recovery rates in delinquent loans, we have reviewed downwards the fair value of our loans portfolio.

4.	Segment information

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), reviews selected items of the statement of profit or loss and other comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and associates.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the interim condensed consolidated statement of profit or loss and other comprehensive income and interim condensed consolidated statement of financial position.

5.	Cash and cash equivalents

	June 30, 2021	December 31, 2020

Short-term bank deposits - denominated in R$	5,822,200	2,370,414
Short-term bank deposits - denominated in US$	50,457	76,576
	5,872,657	2,446,990

6.	Short- and Long-term investments

	June 30, 2021	December 31, 2020
Short-term
Listed securities
Bonds (a)	1,492,362	675,599
Equity securities (b.2)	1,335,603	970,353
Unlisted securities
Bonds (a)	2,131,478	6,464,154
Investment funds (c)	40,117	10,136
Equity securities (b)	-	7,816

Long-term
Listed securities
Equity securities (b.3)	3,321,173	-
Unlisted securities
Equity securities (b.1)	19,197	-
	8,339,930	8,128,058

(a)	Comprised of public and private bonds with maturities greater than six months, indexed to fixed and floating rates. As of June 30, 2021, bonds of listed companies are mainly indexed to 97.5% to 100% CDI rate (2020 – 97.5% to 100% CDI rate). Liquidity risk is minimal.

(b)	Comprised of ordinary shares of listed and unlisted entities. These assets are measured at fair value, and the Group elected asset by asset the recognition of the changes in fair value of the existing listed and unlisted equity instruments through profit or loss (“FVPL”) or other comprehensive income (“FVOCI”). Fair value of unlisted equity instruments as of June 30, 2021 was determined based on recent negotiations of the securities.

(b.1) The change in fair value of equity securities at FVOCI was R$ 207,831 (2020 – R$ 3,412), which was recognized in other comprehensive income. In April, 2021, the Group sold most of their investment in Cloudwalk Inc.

(b.2) The change in fair value of equity securities at FVPL was R$ 841,168, which was recognized in Other income (expenses), net, in statement of profit or loss.

(b.3) On May 24, 2021, the Group signed a definitive investment agreement with Banco Inter S.A. (“Banco Inter”), a leading and fast-growing digital bank in Brazil which allowed the Group to invest up to R$ 2,480,003 (approximately US$ 471 million) in newly issued shares issued by Banco Inter, becoming a minority investor (limited to a 4.99% stake) of Banco Inter after the transaction (the “Investment”). As part of the Investment, the Group acquired the right of first refusal in the case of change of control of Banco Inter, for a period of 6 years and according to certain price thresholds; and the right to join the Board of Directors of Banco Inter with one seat out of nine. We understand that the investment does not allow us to have significant influence on Banco Inter, so the investment is classified as fair value through profit or loss.

(c)	Comprised of foreign investment fund shares.

Short-term investments are denominated in Brazilian reais and U.S. dollars.

7.	Accounts receivable from card issuers

Accounts receivable are amounts due from card issuers regarding the transactions of clients with card holders, performed in the ordinary course of business. Accounts receivable are generally due within 12 months, therefore are all classified as current.

	June 30, 2021	December 31, 2020

Accounts receivable from card issuers (a)	16,673,411	16,031,948
Accounts receivable from other acquirers (b)	239,410	287,972
Allowance for expected credit losses	(15,950)	(12,765)
	16,896,871	16,307,155

(a)	Refers to accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

(b)	Refers to accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

As of June 30, 2021, R$ 2,775,635 of the total Accounts receivable from card issuers are held by FIDC AR III (December 31, 2020 — R$ 4,437,285 held by FIDC AR II and FIDC AR III). Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders. Accounts receivable from card issuers in the amount of R$450,353 (December 31, 2020 – R$450,217) guarantee the liability with debentures.

8.	Trade accounts receivable

Trade accounts receivables are amounts due from clients mainly related to loans designated at fair value through profit or loss (“FVPL”), equipment rental and other services.

	June 30, 2021	December 31, 2020

Loans designated at FVPL (a)	1,430,075	1,646,685
Accounts receivable from clients (b)	140,361	130,059
Other trade accounts receivable	47,107	53,675
Allowance for expected credit losses	(36,552)	(32,463)
	1,580,991	1,797,956
Current	1,412,449	1,415,850
Non-current	168,542	382,106

(a)	The Group has irrevocably elected to classify loans originated through June 30, 2021 at fair value with net changes recognized in the statement of profit or loss. The amount is held by FIDC SOMA, FIDC SOMA III and FIDC SOMA IV.

(b)	Comprised mainly of accounts receivable from equipment rental.

9.	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax (“IRPJ”) and Social Contribution on Net Profit (“CSLL”). According to Brazilian tax law, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

(a)	Reconciliation of income tax expense

The following is a reconciliation of income tax expense to profit for the period, calculated by applying the combined Brazilian statutory rates at 34% for the six months ended June 30, 2021 and 2020:

	Six months ended June 30		Three months ended June 30
	2021	2020	2021	2020
Profit before income taxes	792,605	387,752	582,599	159,844
Brazilian statutory rate	34%	34%	34%	34%
Tax expense at the statutory rate	(269,486)	(131,836)	(198,084)	(54,347)

Additions (exclusions):
Gain from entities not subject to the payment of income taxes	180,251	27,153	148,922	20,552
Different tax rates for companies abroad	(2,891)	-	(341)	-
Other permanent differences	6,906	(2,900)	5,133	(1,461)
Equity pickup on associates	(2,182)	(958)	(956)	(523)
Unrecorded deferred taxes	(31,958)	(8,671)	(16,848)	(5,634)
Use of tax losses previously unrecorded	-	33	(12)	(45)
Interest payments on net equity	5,932	5,682	5,932	5,682
R&D Tax Benefits	4,512	5,752	(210)	933
Other tax incentives	630	213	(131)	(1,400)
Total income tax and social contribution expense	(108,286)	(105,532)	(56,595)	(36,243)
Effective tax rate	14%	27%	10%	23%

Current income tax and social contribution	(84,568)	(70,365)	(21,819)	7,166
Deferred income tax and social contribution	(23,718)	(35,167)	(34,776)	(43,409)
Total income tax and social contribution expense	(108,286)	(105,532)	(56,595)	(36,243)

(b)	Changes in deferred income taxes

Net changes in deferred income taxes relate to the following:

At December 31, 2020	77,611
Equity instruments designated at FVPL	(126,175)
Losses available for offsetting against future taxable income	40,465
Tax credit carryforward	(18,300)
Accounts receivable from card issuers at FVOCI	22,910
Tax deductible goodwill	(6,113)
Share-based compensation	2,219
Temporary differences under FIDC	15,166
Deferred income taxes arising from business combinations	(13,454)
Assets at FVPL	64,528
Technological innovation benefit	(139)
Equity instruments designated at FVOCI	(5,922)
Unrealized loss on cash flow hedge at FVOCI	(779)
Others	3,188
At June 30, 2021	55,205

(c)	Deferred income taxes by nature

	June 30, 2021	December 31, 2020
Equity instruments designated at FVPL	(126,175)	-
Losses available for offsetting against future taxable income	125,046	84,581
Tax credit carryforward	67,695	85,995
Accounts receivable from card issuers at FVOCI	47,171	24,261
Tax deductible goodwill	42,788	48,901
Share-based compensation	34,912	32,693
Temporary differences under FIDC	(51,370)	(66,536)
Deferred income taxes arising from business combinations	(52,567)	(39,113)
Assets at FVPL	(10,760)	(75,288)
Technological innovation benefit	(15,571)	(15,432)
Equity instruments designated at FVOCI	(5,922)	-
Unrealized loss on cash flow hedge at FVOCI	-	779
Others	(42)	(3,230)
Deferred tax, net	55,205	77,611

Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely. However, the loss carryforward can only be used to offset up to 30% of taxable profit for the period.

(d)	Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of
R$ 68,864 (December 31, 2020 – R$ 36,906) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

10.	Property and equipment

(a)	Changes in Property and equipment

	Balance at 12/31/2020	Additions	Disposals (i)	Business combination	Balance at 06/30/2021
Cost
Pin Pads & POS	736,775	265,074	(46,949)	-	954,900
IT equipment	128,244	54,776	(4,126)	1,125	180,019
Facilities	40,524	9,401	(943)	194	49,176
Machinery and equipment	18,242	1,160	-	105	19,507
Furniture and fixtures	14,629	1,442	-	433	16,504
Vehicles and airplane	16,261	30,496	-	-	46,757
Construction in progress	81	1,417	-	-	1,498
Right-of-use assets - Vehicles	20,007	4,053	(1,233)	-	22,827
Right-of-use assets - Offices	126,571	49,482	(8,397)	1,600	169,256
	1,101,334	417,301	(61,648)	3,457	1,460,444
Depreciation
Pin Pads & POS	(248,704)	(87,288)	16,143	-	(319,849)
IT equipment	(57,801)	(14,276)	280	(493)	(72,290)
Facilities	(17,180)	(3,031)	4	(12)	(20,219)
Machinery and equipment	(14,140)	(2,015)	-	(25)	(16,180)
Furniture and fixtures	(3,882)	(733)	-	(103)	(4,718)
Vehicles and airplane	(1,544)	(2,087)	-	-	(3,631)
Right-of-use assets - Vehicles	(6,906)	(3,718)	438	-	(10,186)
Right-of-use assets - Offices	(33,943)	(15,049)	8,093	(413)	(41,312)
	(384,100)	(128,197)	24,958	(1,046)	(488,385)

Property and equipment, net	717,234	289,104	(36,690)	2,411	972,059

(i)	Of the total disposals, R$ 185 refers to the sale of Linked Gourmet (Note 2.1 (i)).

(b)	Depreciation and amortization charges

Depreciation and amortization expenses have been charged in the following line items of the consolidated statement of profit or loss:

	Six months ended June 31		Three months ended June 31
	2021	2020	2021	2020

Cost of services	114,821	82,038	62,517	41,929
General and administrative expenses	43,929	27,156	23,336	13,805
Selling expenses	23,063	14,194	11,518	7,460
Depreciation and Amortization charges	181,813	123,388	97,371	63,194
Depreciation charge	128,197	94,713	68,863	48,476
Amortization charge (Note 11)	53,616	28,675	28,508	14,718
Depreciation and Amortization charges	181,813	123,388	97,371	63,194

11.	Intangible assets

	Balance at 12/31/2020	Additions	Disposals (i)	Transfers	Business combination	Balance at 06/30/2021
Cost
Goodwill - acquisition of subsidiaries	654,044	-	(8,632)	-	44,686	690,098
Customer relationship	155,101	-	-	-	22,058	177,159
Trademark use right	12,491	-	-	-	-	12,491
Trademarks and patents	3,728	-	-	-	3	3,731
Software	204,649	53,107	(2,256)	3,370	20,759	279,629
Licenses for use - payment arrangements	25,250	595	-	(650)	23	25,218
Exclusivity right	38,827	-	-	-	-	38,827
Software in progress	26,246	22,760	(4,345)	(2,720)	-	41,941
Right-of-use assets - Software	66,837	5,626	-	-	-	72,463
	1,187,173	82,088	(15,233)	-	87,529	1,341,557
Amortization
Customer relationship	(50,543)	(10,922)	-	-	-	(61,465)
Trademark use right	(12,491)	-	-	-	-	(12,491)
Trademarks and patents	(793)	(176)	-	-	-	(969)
Software	(55,508)	(26,298)	45	-	(873)	(82,634)
Licenses for use - payment arrangements	(13,295)	933	-	-	-	(12,362)
Exclusivity right	(647)	(1,926)	-	-	-	(2,573)
Right-of-use assets - Software	(14,010)	(15,227)	-	-	-	(29,237)
	(147,287)	(53,616)	45	-	(873)	(201,731)

Intangible assets, net	1,039,886	28,472	(15,188)	-	86,656	1,139,826

(i)	Of the total disposals, R$ 2,407 refers to the sale of Linked Gourmet (Note 2.1 (i)).

12.	Loans and financing

	Balance at 12/31/2020	Additions	Disposals	Payment	Business Combination (vi)	Changes in Exchange Rates	Interest	Balance at 06/30/2021

Obligations to FIDC AR quota holders (i)	4,114,315	-	-	(1,674,000)	-	-	61,457	2,501,772
Obligations to FIDC TAPSO quota holders (ii)	20,476	-	-	(707)	-	-	543	20,312
Obligations to FIDC SOMA quota holders (iii)	239,759	584,191	-	(16,630)	-	-	19,388	826,708
Bonds (iv)	-	2,477,408	-	-	-	(9,250)	3,842	2,472,000
Leases	174,861	59,161	(1,108)	(45,200)	1,289	-	4,752	193,755
Bank borrowings (v)	390,830	2,808,000	-	(1,519,397)	236	-	17,802	1,697,471
Debentures	398,358	-	-	(5,155)	-	-	5,679	398,882
Loans with private entities	745,051	-	-	(1,429)	-	-	11,805	755,427
	6,083,650	5,928,760	(1,108)	(3,262,518)	1,525	(9,250)	125,268	8,866,327
Current	3,144,858							3,473,340
Non-current	2,938,792							5,392,987

(i)	Payments mainly refer to the amortization of the principal and the payment of interest of the third series of FIDC AR II.

(ii)	In March 2021, the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2022. Until March 2, 2021, the benchmark return rate remained at 100% of the CDI + 1.15% per year, and after this date, the benchmark return rate became 100% of the CDI + 1.80% per year.

(iii)	Additions refer to the first series of FIDC SOMA III and SOMA IV senior and mezzanine quotas. The total issuance of SOMA III to third party investors was R$ 493,000, of which R$ 246,500 were received in 2020 (R$ 239,232 net of the offering transaction costs, which will be amortized over the course of the series) and R$ 246,500 (with a monetary restatement of R$ 1,434) were received in the first quarter of 2021. The total issuance of SOMA IV to third party investors was R$ 340,000 (R$ 336,257 net of the offering transaction costs, which will be amortized over the course of the series).

(iv)	In June 2021, the Group issued its inaugural dollar bond, raising USD 500 million in 7-year notes with a final yield of 3.95%. The total issuance was R$ 2,510,350 (R$ 2,477,408 net of the offering transaction costs, which will be amortized over the course of the debt).

(v)	The Group has issued a total amount of R$ 2,808,000 of new CCBs (Bank Credit Notes), maturing until October 2021, which price range is from CDI + 0.68% to CDI + 0.85%. The proceeds of these loans were used mainly for the prepayment of receivables.

(vi)	Arising from business combination (Note 24).

The Group has not breached borrowing limits or covenants (where applicable) on any of its borrowing facilities.

13.	Transactions with related parties

Related parties comprise the Group’s parent companies, shareholders, key management personnel and any businesses which are controlled, directly or indirectly by the shareholders and directors over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

(a)	Transactions with related parties

The following transactions were carried out with related parties:

	Six months ended June 30		Three months ended June 30
	2021	2020	2021	2020
Sales of services
Associates (legal and administrative services) (i)	15	6	8	3
	15	6	8	3
Purchases of goods and services
Entity controlled management personnel (ii)	(16)	(10,747)	(16)	(7,875)
Associates (transaction services) (iii)	(1,287)	(826)	(679)	(317)
Service provider (iv)	(240)	-	(240)	-
	(1,543)	(11,573)	(935)	(8,192)

(i)	Related to services provided to VHSYS.

(ii)	Related to consulting and management services with Genova Consultoria e Participações Ltda., and travel services reimbursed to Zurich Consultoria e Participações Ltda, companies owned by related parties.

(iii)	Related mainly to expenses paid to Collact in the period from January to June 2021 and VHSYS from January to March 2021 due to new customers acquisition.

(iv)	Related to strategic consulting for data science with LAMPS Desenvolvimento Ltda, company owned by related parties.

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.

(b)	Balances at the end of the period

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	June 30, 2021	December 31, 2020

Loans to management personnel	4,408	4,149
Convertible loans	4,768	3,051
Receivables from related parties	9,176	7,200

As of June 30, 2021, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

The Group has outstanding loans with certain management personnel. The loans are payable in six to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread.

14.	Provision for contingencies

The Group companies are party to labor and civil litigation in progress, which are being addressed at the administrative and judicial levels. For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.

The amount of the judicial deposits as of June 30, 2021 is R$ 18,160 (December 31, 2020 - R$ 20,448), which are included in other assets in the non-current assets.

(a)	Probable losses, provided for in the statement of financial position

The provisions for probable losses are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors. The amount, nature and the movement of the liabilities is summarized as follows:

	Civil	Labor	Total
Balance at December 31, 2020	9,572	578	10,150
Additions	4,003	293	4,296
Reversals	(829)	(94)	(923)
Interests	169	26	195
Payments	(5,273)	(52)	(5,325)
Balance at June 30, 2021	7,642	751	8,393

•	Stone, MNLT, Pagar.me, Cappta, PDCA, Stone SCD, Buy4, Mundipagg and VHSYS are parties to legal suits and administrative proceedings filed with several courts and governmental agencies, in the ordinary course of their operations, involving civil and labor claims.

(b)	Possible losses, not provided for in the statement of financial position

The Group has the following civil and labor litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses was recognized:

	June 30, 2021	December 31, 2020
Civil	53,550	46,169
Labor	26,931	15,024
Tax	4,541	-
Total	85,022	61,193

The nature of the main litigations is summarized as follows:

• Stone is party to two injunctions filed by a financial institution against accredited clients in which Stone was called as a defendant, demanding Stone to refrain from prepayment of receivables related to any credits of the accredited clients resulting from credit and debit cards, in addition to requesting that the amounts arising out of the transactions be paid at the bank account maintained at the financial institution that filed such lawsuit. There are no claims directly against Stone, and the possible loss derives exclusively from attorney´s fees. The amount provided as possible loss is R$ 11,387 (December 31, 2020 - R$ 10,835).

• Stone, MNLT, Cappta, Mundipagg, STNE Par, Stone SCD, PDCA and Pagar.me are parties to legal suits filed in several Brazilian courts, in the ordinary course of their operations. These claims are related to: (i) chargeback, which sums R$ 2,373 (December 31, 2020 - R$ 2,063); (ii) disputes related to amounts withheld due to credit and fraud prevention/risk management, totaling R$ 8,646 (December 31, 2020 - R$ 5,876); (iii) disputes related to merchants’ credit card receivables, totaling R$ 758 (December 31, 2020 - R$ 1,256) and (iv) disputes related to fraud and risk management of banking operation, totaling R$ 4,430 (December 31, 2020 - R$ 2,726).

Labor lawsuits assessed as possible losses refer to lawsuits filed by former employees of the company and there being no individually significant cases.

15.	Accounts payable to clients

Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

16.	Equity

(a)	Authorized capital

The Company has an authorized share capital of USD 50 thousand, corresponding to 630,000,000 authorized shares with a par value of USD 0.000079365 each. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

(b)	Subscribed and paid-in capital and capital reserve

The Articles of Association provide that at any time when there are Class A common shares being issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

Below are the movements of shares during the six months ended June 30, 2021:

	Number of shares
	Class A	Class B	Total
At December 31, 2020	257,479,140	51,782,702	309,261,842

Issuance (i) (ii)	3,130,494	-	3,130,494
Conversions	5,741,517	(5,741,517)	-
Vested awards (iii)	133,579	-	133,579

At June 30, 2021	266,484,730	46,041,185	312,525,915

(i)	On January 28, 2021, the Group has fully acquired the non-controlling interest in PDCA held by Bellver Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (“Bellver”). The transaction was made by a purchase and sale of shares, where Bellver agreed to acquire 1,313,066 STNE shares by a payment being part in cash in the amount of R$ 230,500 and part by the delivering of their PDCA shares. The number of STNE shares delivered to Bellver was based on STNE volume-weighted average trading price of the 30 days preceding the signing of a memorandum of understanding (“MOU”) between the parties on December 8th, 2020.

(ii)	On June 16, 2021, CADE (Brazilian Antitrust Authority) approved, without restrictions, a business combination between the Group and Linx S.A (“Linx”) which was completed on July 01, 2021. Pursuant to the terms and subject to the conditions set forth in the Association Agreement and its amendments, each Linx share issued and outstanding immediately prior to the consummation of the transaction was automatically contributed to the Group in exchange for one newly issued redeemable STNE Par Class A Preferred Share and one newly issued redeemable STNE Par Class B Preferred Share. To complete the transaction 1,817,428 StoneCo shares were issued and bought by STNE Par in the amount of R$ 609,949.

(iii)	As described in Note 20, in May 2021, the Company has accelerated 132,885 RSUs, of which 96,341 shares were delivered through the issuance of shares. In February 2021, 37,238 Class A common shares were issued to our founder shareholders, as anti-dilutive shares.

(c)	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

On May 19, 2021, the Company announced the adoption of a new share repurchase program in an aggregate amount of up to US$ 200 million (the “Repurchase Program”) in outstanding Class A common shares. This new share repurchase program is a replacement to the previous share repurchase program announced by Stone on May 13, 2019. Under the former program, Stone repurchased a total of 3,595,713 shares. The Repurchase Program may be executed in compliance with Rule 10b-18 under the Exchange Act.

In the first semester of 2021, 3,067,378 Class A common shares were repurchased on the former program, for the amount of R$ 988,824 (in 2020 – 528,335 Class A common shares were repurchased for R$ 76,270). No Class A common shares were repurchased on the new Repurchase Program.

In June 2021, the Company holds 3,599,848 (December 2020 - 532,470) Class A common shares in treasury.

17.	Earnings per share

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

The numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings as if all earnings for the period had been distributed. In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	Six months ended June 30		Three months ended June 30
	2021	2020	2021	2020

Net income attributable to Owners of the Parent	687,512	285,400	529,176	126,594
Numerator of basic and diluted EPS	687,512	285,400	529,176	126,594

As of June 30, 2021, the shares issued in connection with the acquisition of non-controlling interest in PDCA were adjusted to basic and diluted EPS calculation since the acquisition date.

The Group granted RSU and stock options (Note 20), which are included in diluted EPS calculation.

The following table contains the earnings per share of the Group for the six and three months ended June 30, 2021 and 2020 (in thousands except share and per share amounts):

	Six months ended June 30		Three months ended June 30
	2021	2020	2021	2020

Numerator of basic EPS	687,512	285,400	529,176	126,594

Weighted average number of outstanding shares	308,889,329	277,405,259	308,162,686	277,443,682
Denominator of basic EPS	308,889,329	277,405,259	308,162,686	277,443,682

Basic earnings per share - R$	2.23	1.03	1.72	0.46

Numerator of diluted EPS	687,512	285,400	529,176	126,594

Share-based payments	5,762,231	4,487,753	6,355,798	4,561,723
Weighted average number of outstanding shares	308,889,329	277,405,259	308,162,686	277,443,682
Denominator of diluted EPS	314,651,560	281,893,012	314,518,484	282,005,405

Diluted earnings per share - R$	2.18	1.01	1.68	0.45

18.	Total revenue and income

	Six months ended June 30		Three months ended June 30
	2021	2020	2021	2020
Timing of revenue recognition

Net revenue from transaction activities and other services	677,474	454,767	359,189	227,465
Recognized at a point in time	677,474	454,767	359,189	227,465

Net revenue from subscription services and equipment rental	292,837	173,563	152,888	80,438
Financial income	408,809	685,885	40,018	326,570
Other financial income	101,979	69,893	61,337	32,879
Recognized over time	803,625	929,341	254,243	439,887

Total revenue and income	1,481,099	1,384,108	613,432	667,352

19.	Expenses (revenues) by nature

	Six months ended June 30		Three months ended June 30
	2021	2020	2021	2020

Personnel expenses	538,451	352,073	303,338	203,361
Transaction and client services costs (a)	255,796	171,220	147,280	105,043
Financial expenses (b)	250,098	210,964	157,602	62,597
Depreciation and amortization (Note 10 (b))	181,813	123,388	97,371	63,194
Marketing expenses and sales commissions (c)	160,518	57,374	99,068	33,316
Third parties services	69,093	39,575	35,825	23,703
Facilities expenses	21,747	16,740	12,274	6,567
Travel expenses	7,442	5,539	5,078	101
Fair value adjustment on equity securities designated at FVPL (Note 6 (b.2))	(841,168)	-	(841,168)	-
Other (d)	38,286	16,665	11,354	8,087
Total expenses	682,076	993,538	28,022	505,969

(a)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees and other costs.

(b)	Financial expenses include discounts on the sale of receivables to banks, interest expense on borrowings, foreign currency exchange variances, net and the cost of derivatives covering interest and foreign exchange exposure.

(c)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

(d)	In the second quarter of 2021, Linked's sale resulted in a loss of R$12,746.

20.	Share-based payments

The Group provides benefits to employees (including executive directors) of the Group through share-based incentives.

Incentive Shares

In 2017, certain key employees have been granted incentive shares, or the Co-Investment Shares, that entitle participants to receive a cash bonus which they, at their option, may use to purchase a specified number of preferred shares in StoneCo Brasil which were then exchanged for common shares in DLP Par and after were exchanged upon consummation of the IPO.

These incentive shares are subject to a 10 years lock-up period and a discounted buy-back feature retained by the Group if the employee leaves prior to lockup expiration.

Restricted share units and Stock Options

The Group has a Long-term incentive plan (“LTIP”) to enable the Group to grant equity-based awards to employees and other service providers with respect to its Class A common shares, and it was granted restricted share unit (“RSUs”) and stock options to certain key employees under the LTIP to incentivize and reward such individuals. These awards are scheduled to vest over a four, five, seven and ten year period, subject to and conditioned upon the achievement of certain performance conditions. Assuming achievement of these performance conditions, awards will be settled in, or exercised for, its Class A common shares. If the applicable performance conditions are not achieved, the awards will be forfeited for no consideration.

In January and March 2021, the Company granted 1,137,514 and 3,648 RSUs with a price of R$ 393.72 and R$ 500.65, respectively. In April, May and June 2021, the Company granted 674,541, 415,648 and 1,340 RSUs with a price of R$ 361.10, R$ 312.32 and R$ 336.36, respectively. The prices were determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date. Moreover, the Company accelerated 132,885 RSUs in the second quarter of 2021.

As of June 30, 2021, there were RSUs outstanding with respect to 6,469,998 Class A common shares and stock options outstanding with respect to 32,502 Class A common shares (with a weighted average exercise price of US$ 24.92).

The fair value of RSU refers to the stock price at grant date, and the fair value of each stock option granted was estimated at the grant date based on the Black-Scholes-Merton pricing model.

Performance share units

In June 2021, the Group granted new awards as Performance share units (“PSUs”). These awards are equity classified and give beneficiaries the right to receive shares if the Group reaches minimum levels of total shareholder return (“TSR”) in five years from the grant date and provided they continue providing services over a 5 year period. The PSUs granted will not result in delivering shares to beneficiaries and will expire if the minimum performance condition is not met. The fair value of the awards is estimated at the grant date using the Black-Scholes-Merton pricing model, considering the terms and conditions on which the PSUs were granted, and the related compensation expense will be recognized over the vesting period. The performance condition is considered in estimating the grant-date fair value. In June 2021, the Company granted 342,585 PSUs with a grant-date fair value of R$ 315.28. The grant-date fair value was determined based on the fair value of the equity instruments of StoneCo and the exchange rate, both at the grant date.

The number of PSUs expected to be issued is based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the PSUs is indicative of future trends, which may not necessarily be the actual outcome. The main inputs to the model were: Risk–free interest rate of 0.82% according to 3-month Libor forward curve for a 5 years period and annual volatility of 71.6%, based on the Company and similar players’ historical stock price.

In estimating the quantity of awards that are considered vested for accounting purposes we consider exclusively whether the service condition is met but reaching the TSR targets is ignored. As such even, if TSR targets are ultimately not achieved the expense will be recognized and not reversed for those RSUs for which the service condition was met.

The total expense, including taxes and social charges, recognized for the programs for the six and three months ended June 30, 2021 was R$ 78,509 (2020 – R$ 37,523) and R$ 57,731 (2020 – R$ 38,580), respectively. For the period ended June 30, 2021, the Group recorded in the capital reserve the amount of R$ 51,183 (2020 - R$ 7,690) related to share-based payments.

21.	Financial instruments

(a)	Risk management

The Group’s activities expose it to a variety of financial risks: credit risk, market risk (including foreign exchange risk, cash flow or fair value interest rate risk, and price risk), liquidity risk and fraud risk. The Group’s overall financial risk management program seeks to remove or at least minimize potential adverse effects from its financial results. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Financial risk management is carried out by the global treasury department (“Global treasury”) on the Group level, designed by the integrated risk management team and approved by the Board of Directors. Global treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. On the specific level of the subsidiaries, mostly operations related to merchant acquiring operations in Brazil, the local treasury department (“Local Treasury”) executes and manages the financial instruments under the specific policies, respecting the Group’s strategy. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, anti-fraud, use of derivative financial instruments and non-derivative financial instruments, and investment of surplus liquidity.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2020. There have been no changes in the risk management department or in any risk management policies since the year end.

The global spread of the COVID-19 pandemic, has negatively impacted the global economy, disrupted supply chains and created significant volatility in global financial markets, it has resulted in the temporary or permanent closure of many clients’ stores or facilities. Furthermore, if the clients’ businesses continue to be adversely affected, default rates of the credit solutions will likely rise. Additionally, continued turbulence in capital markets may adversely affect the ability to access capital to meet liquidity needs, execute the existing strategy, pursue further business expansion and maintain revenue growth. The risks are being monitored closely, and the Group intends to follow health and safety guidelines as they evolve.

(b)	Financial instruments by category

Assets as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total
At June 30, 2021
Short and Long-term investments	-	6,985,130	1,354,800	8,339,930
Accounts receivable from card issuers	-	-	16,896,871	16,896,871
Trade accounts receivable	150,916	1,430,075	-	1,580,991
Financial assets from banking solution	-	842,744	-	842,744
Derivative financial instruments	-	31,937	8,851	40,788
Receivables from related parties	9,176	-	-	9,176
Other assets	387,550	-	-	387,550
	547,642	9,289,886	18,260,522	28,098,050

At December 31, 2020
Short-term investments	-	7,149,889	978,169	8,128,058
Accounts receivable from card issuers	-	-	16,307,155	16,307,155
Trade accounts receivable	151,271	1,646,685	-	1,797,956
Financial assets from banking solution	-	714,907	-	714,907
Derivative financial instruments	-	42,931	172	43,103
Receivables from related parties	7,200	-	-	7,200
Other assets	180,309	-	-	180,309
	338,780	9,554,412	17,285,496	27,178,688

Liabilities as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total
At June 30, 2021
Deposits from banking customers	781,195	-	-	781,195
Accounts payable to clients	10,924,945	-	-	10,924,945
Trade accounts payable	215,867	-	-	215,867
Loans and financing	5,517,535	-	-	5,517,535
Obligations to FIDC quota holders	3,348,792	-	-	3,348,792
Derivative financial instruments	-	4,394	2,480	6,874
Other liabilities	40,205	281,835	-	322,040
	20,828,539	286,229	2,480	21,117,248

	Amortized cost	FVPL	FVOCI	Total
At December 31, 2020
Deposits from banking customers	576,139	-	-	576,139
Accounts payable to clients	9,172,353	-	-	9,172,353
Trade accounts payable	180,491	-	-	180,491
Loans and financing	1,709,100	-	-	1,709,100
Obligations to FIDC quota holders	4,374,550	-	-	4,374,550
Derivative financial instruments	-	13,574	2,659	16,233
Other liabilities	26,179	269,162	-	295,341
	16,038,812	282,736	2,659	16,324,207

(c)	Fair value measurement

The table below presents a comparison by class between book value and fair value of the financial instruments of the Group:

    June 30, 2021   December 31, 2020

	June 30, 2021			December 31, 2020
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level
Financial assets
Short and Long-term investments (1)	8,339,930	8,339,930	I /II	8,128,058	8,128,058	I /II
Accounts receivable from card issuers (2)	16,896,871	16,896,871	II	16,307,155	16,307,155	II
Trade accounts receivable (3) (4)	1,580,991	1,580,991	II/III	1,797,956	1,797,956	II/III
Financial assets from banking solution (5)	842,744	842,744	I	714,907	714,907	I
Derivative financial instruments (6)	40,788	40,788	II	43,103	43,103	II
Receivables from related parties (3)	9,176	9,176	II	7,200	7,200	II
Other assets (3)	387,550	387,550	II	180,309	180,309	II
	28,098,050	28,098,050		27,178,688	27,178,688

Financial liabilities
Deposits from banking customers (7)	781,195	781,195	II	576,139	576,139	II
Accounts payable to clients (9)	10,924,945	10,686,227	II	9,172,353	9,004,825	II
Trade accounts payable (3)	215,867	215,867	II	180,491	180,491	II
Loans and financing (8)	5,517,535	5,504,806	II	1,709,100	1,697,588	II
Obligations to FIDC quota holders (8)	3,348,792	3,416,364	II	4,374,550	4,395,035	II
Derivative financial instruments (6)	6,874	6,874	II	16,233	16,233	II
Other liabilities (3) (10)	322,040	322,040	II/III	295,341	295,341	II/III
	21,117,248	20,933,373		16,324,207	16,165,652

(1)	Short-term investments are measured at fair value. Listed securities are classified as level I and unlisted securities classified as level II, for those the fair value is determined using valuation techniques, which employ the use of market observable inputs.

(2)	Accounts receivable from card issuers are measured at FVOCI as they are held to both, collect contractual cash flows and be sold. Fair value is estimated by discounting future cash flows using market rates for similar items.

(3)	The carrying values of trade accounts receivable, receivables from related parties, other assets, trade accounts payable and other liabilities are measured at amortized cost and are recorded at their original amount, less the provision for impairment and adjustment to present value, when applicable. The carrying values are assumed to approximate their fair values, taking into consideration that the realization of these balances, and settlement terms do not exceed 60 days. These amounts are classified as level II in the hierarchy level.

(4)	Included in Trade accounts receivable there are Loans designated at FVPL with an amount of R$ 1,430,075. In the six months ended June 2021, this portfolio registered a loss of R$ 378,003, and total net cashflow effect was an outflow of R$ 161,394. Loans are measured at fair value through profit or loss and are valued using valuation techniques, which employ the use of market unobservable inputs, and therefore is classified as level III in the hierarchy level.

At December 31, 2020	1,646,685
Additions	1,693,825
Settlements	(993,074)
Fair value recognized in the statement of profit or loss as Financial income	(917,361)
At June 30, 2021	1,430,075

The significant unobservable inputs used in the fair value measurement of Loans designated at FVPL categorized within Level III of the fair value hierarchy, are based on expected loss rate and the discount rate used to evaluate the asset. To calculate expected loss rate, the Company considers a list of assumptions, the main being: an individual projection of client’s transactions, the probability of each contract to default and scenarios of recovery. These main inputs are periodically reviewed, or when there is an event that may affect the probabilities and curves applied to the portfolio.

(5)	Financial assets from banking solutions are measured at fair value. Due to regulatory restrictions, sovereign bonds are priced using quotation from Anbima public pricing method.

(6)	The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Non-deliverable forward contracts are valued using valuation techniques, which employ the use of market observable inputs. Fair value and cash flow hedge instruments are classified as FVPL and FVOCI in June 2021 and December 2020, respectively (Notes 21 (d) and 21 (e)).

(7)	Deposits from banking customers are measured at amortized costs. Considered the immediate liquidity due to costumers payment account deposits.

(8)	Loans and financing, and obligations to FIDC quota holders are measured at amortized cost. Fair values are estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments.

(9)	Accounts payable to clients, are measured at amortized cost. Fair values are estimated by discounting future contractual cash flows at the average of interest rates applicable in prepayment business.

(10)	There are contingent considerations included in other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulas explicit in the contracts with selling shareholders. The amount as of June 30, 2021 is R$ 281,835 and is classified as level III in the hierarchy level. The movement of the contingent consideration is summarized as follows:

At December 31, 2020	269,162
Initial recognition originated from business combination	4,288
Recognised in the statement of profit or loss as Financial expenses, net	8,385
At June 30, 2021	281,835

For disclosure purposes, the fair value of financial liabilities is estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments. The effective interest rates at the balance sheet dates are usual market rates and their fair value does not significantly differ from the balances in the accounting records.

For the periods ended June 30, 2021 and December 31, 2020, there were no transfers between the fair value measurements of Level I and Level II and between the fair value measurements of Level II and Level III.

(d)	Hedge accounting - highly probable future imports

During 2020, the Company entered hedge operations for highly probable transactions related to the purchases of Pin Pads & POS subject to foreign exchange exposure using Non-Deliverable Forward (“NDF”) contracts. The transactions have been elected for hedge accounting and classified as cash flow hedge in accordance with IFRS 9 Financial Instruments.

On January 14, 2021, the Company agreed with Pin Pads & POS providers that new purchases are not indexed to foreign currency, so there are no new hedge operations entered since then and the previously designated operations were discontinued.

The details of the operations and the position of asset, liability and equity as of June 30, 2021 and December 31, 2020 are presented as follows.

					June 30, 2021			December 31, 2020
Notional in US$ (i)	Contracted exchange rate (R$ per US$ 1.00)	Notional in R$ (i)	Trade date	Due date	Effective portion – Gain / (Loss) (ii)	Ineffective portion – Revenue / (Expense) (iii)	Discontinued hedge accounting – Revenue / (Expense) (iv)	Fair value – Asset / (Liability)
3,951	5.40	21,340	07-Jul-20	04-Jan-21	(288)	(518)	-	(806)
(1,100)	5.31	(5,837)	05-Aug-20	04-Jan-21	-	121	-	121
2,900	5.33	15,450	05-Aug-20	01-Feb-21	-	-	430	(418)
(600)	5.26	(3,158)	17-Sep-20	04-Jan-21	-	39	-	39
(150)	5.26	(790)	17-Sep-20	01-Feb-21	-	-	(32)	12
1,900	5.27	10,020	17-Sep-20	01-Mar-21	-	-	487	(165)
2,900	5.63	16,333	21-Oct-20	01-Apr-21	-	-	190	(1,270)
(2,750)	5.20	14,302	14-Jan-21	01-Feb-21	-	-	(756)	-
(1,900)	5.21	9,893	14-Jan-21	01-Mar-21	-	-	(614)	-
(2,900)	5.21	15,118	14-Jan-21	01-Apr-21	-	-	(1,404)	-
				Net amount	(288)	(358)	(1,699)	(2,487)

(i)	Negative amounts represent either hedge transactions designated to eliminate the exchange variation of the original hedges due to (i) reduction in the estimates of future purchases of Pin Pads & POS and (ii) elimination of exposure to foreign exchange.

(ii)	During the hedge life, this value is recognized in equity, in “Other comprehensive income”, but subsequently (when settled), is reclassified to “Property and equipment”, in the statement of financial position. In accordance with IFRS 9, the amount that has been accumulated in the cash flow hedge reserve shall be directly included in the carrying amount of the related asset if the hedged forecast transaction results in the recognition of a non-financial asset. From March 31, 2021, there is no longer effective portion recognized in equity because all transactions have been settled until this date. The amount of R$ 1,512 presented in “Other comprehensive income” refers to unsettled transactions on December 31, 2020, that were reclassified to “Property and equipment” in the first quarter of 2021 (R$ 2,291 gross amount) and R$ 1,512 (amount net of tax)).

(iii)	Recognized in the statement of profit or loss, in “Financial expenses, net”. The ineffectiveness is due to (i) a smaller volume of purchases of Pin Pads & POS than the hedged volume, (ii) a commercial discount in the purchase moment, and (iii) hedge transactions designated due to reduction in the estimates of future purchases of Pin Pads & POS.

(iv)	Recognized in the statement of profit or loss, in “Financial expenses, net”.

(e)	Hedge accounting – bonds

In June 2021, the Company entered hedge operations to protect its inaugural dollar bonds (see details in Note 12(iv)), subject to foreign exchange exposure using swap contracts. The transactions have been elected for hedge accounting and classified as cash flow hedge in accordance with IFRS 9. The details of the operations and the position of asset, liability and equity as of June 30, 2021, are presented as follows.

Notional in US$	Notional in R$	Rate	Trade date	Due date	Fair value as of June 30, 2021 – Asset (Liability)	Accrual – Gain (Loss) (i)	Change in fair value – Gain (Loss) (ii)
50,000	248,500	CDI + 2.94%	23-Jun-2021	16-Jun-2028	3,400	1,541	1,859
50,000	247,000	CDI + 2.90%	24-Jun-2021	16-Jun-2028	3,589	3,029	560
50,000	248,500	CDI + 2.90%	24-Jun-2021	16-Jun-2028	1,862	1,528	334
75,000	375,263	CDI + 2.99%	30-Jun-2021	16-Jun-2028	(842)	(98)	(744)
50,000	250,700	CDI + 2.99%	30-Jun-2021	16-Jun-2028	(1,165)	(590)	(575)
50,000	250,110	CDI + 2.98%	30-Jun-2021	16-Jun-2028	(474)	-	(474)
				Net amount	6,370	5,410	960

(i)	Recognized in the statement of profit or loss, in “Financial expenses, net”.

(ii)	Recognized in equity, in “Other comprehensive income”.

(f)	Financial assets from banking solution and deposits with banking customers

Financial assets from banking solution are invested by the Company in accounts under Brazilian Central Bank’s (“BACEN”) custody or in Brazilian National Treasury Bonds, in order to guarantee the deposits with banking customers, as required by BACEN regulation.

(g)	Offsetting of financial instruments

Financial asset and liability balances are offset (i.e., reported in the consolidated statement of financial position at their net amount) only if the Company and its subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to sell the asset and settle the liability simultaneously.

As of June 30, 2021, and December 31, 2020, the Group has no financial instruments that meet the conditions for recognition on a net basis.

22.	Transactions with non-controlling interests

	Changes in non-controlling interest
	Capital contributions (deductions) by non-controlling interests	Transfers to (from) non-controlling interests	Changes in equity attributable to owners of the parent	Consideration paid or payable to non-controlling interests
For the period ended June 30, 2021
Transactions between subsidiaries and shareholders:
Issuance of shares for purchased noncontrolling interests (a)	(230,500)	(77,911)	308,411	230,500
Capital contribution to subsidiary	893	-	-	-
Sale of subsidiary (b)	-	(1,220)	-	(1,220)
Non-controlling interests arising on a business combination (c)	-	23,874	(23,874)	-
	(229,607)	(55,257)	284,537	229,280

(a)	On January 28, 2021, the Group has fully acquired the non-controlling interest in PDCA held by Bellver Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (“Bellver”). The transaction was made by a purchase and sale of shares, where Bellver agreed to acquire 1,313,066 STNE shares by a payment being part in cash in the amount of R$ 230,500 and part by the delivering of their PDCA shares. The number of STNE shares delivered to Bellver was based on STNE volume-weighted average trading price of the 30 days preceding the signing of a memorandum of understanding (“MOU”) between the parties on December 8th, 2020.

(b)	On June 28, 2021, the Group sold all of the 4,205,115 Linked Gourmet’s shares held by it, representing 58.10% of the total and voting capital, for the total price of R$1, thus withdrawing from Linked Gourmet's shareholders.

(c)	Arising from the business combination among the Group and SimplesVet and VHSYS (Note 24 (c)).

23.	Other disclosures on cash flows

(a)	Non-cash operating activities

Six months ended June 2021
Fair value adjustment to accounts receivable from card issuers	67,378
Fair value adjustment on equity instruments/listed securities designated at FVOCI	213,753
Fair value adjustment on loans designated at FVPL (Note 21 (c))	(917,361)
Fair value adjustment on equity securities designated at FVPL (Note 6)	841,168

(b)	Non-cash investing activities

Six months ended June 2021
Property and equipment and intangible assets acquired through lease	59,161

(c)	Non-cash financing activities

Six months ended June 2021
Unpaid consideration for acquisition of non-controlling shares	2,486

(d)	Property and equipment, and intangible assets

Six months ended June 2021
Additions of property and equipment (Note 10)	(417,301)
Additions of right of use (IFRS 16)	53,535
Payments from previous year	(33,353)
Purchases not paid at period end	33,143
Prepaid purchases of POS	(160,734)
Purchases of property and equipment	(524,710)

Additions of intangible assets (Note 11)	(82,088)
Additions of right of use (IFRS 16)	5,626
Capitalization of borrowing costs	157
Purchases and development of intangible assets	(76,305)

Net book value of disposed assets (Note 10 / Note 11)	51,878
Net book value of disposed Leases	(1,108)
Loss on disposal of property and equipment and intangible assets	(39,446)
Disposal of Linked's property, equipment and intangible assets, including goodwill	(11,224)
Proceeds from disposal of property and equipment and intangible assets	100

(e)	Loans designated at FVPL

Loans designated at FVPL represent a provision of cash of R$ 216,610 on operating activities in the consolidated statement of cash flows.

(f)	Linx’s dividends

The dividends received from Linx represent an addition of R$ 20,129 on operating activities in the consolidated statement of cash flows (Note 1.1).

24.	Business combination

a)	Financial position of businesses acquired

The allocation of assets acquired and liabilities assumed in the business combinations are presented below. The fair value allocation is preliminary.

Fair value	SimplesVet (as of March 31, 2021) (i)	VHSYS (as of March 31, 2021) (ii)	Total
Cash and cash equivalents	11,107	13,731	24,838
Trade accounts receivable	96	351	447
Property, plant and equipment	179	2,232	2,411
Intangible asset	-	2,522	2,522
Intangible asset - Customer relationship (iii)	15,924	6,134	22,058
Intangible asset - Software (iii)	2,807	14,583	17,390
Other assets	137	109	246
Total assets	30,250	39,662	69,912

Trade accounts payable	106	3,515	3,621
Loans and financing	-	1,525	1,525
Labor and social security liabilities	566	2,019	2,585
Deferred tax liabilities	6,369	7,044	13,413
Other liabilities	843	177	1,020
Total liabilities	7,884	14,280	22,164

Net assets and liabilities	22,366	25,382	47,748
Consideration transferred (Note 24 (c))	37,023	55,411	92,434
Goodwill (iv)	14,657	30,029	44,686

(i)	On April 1, 2021, the Group acquired a 50.0% interest in SimplesVet Tecnologia S.A (“SimplesVet”), which is an unlisted company based in Salvador, Brazil, that develops management software for veterinary clinics, petshops and autonomous veterinarians. Through this acquisition, the Group expects to obtain synergies in servicing its clients. The Group determined they had control based on the voting power over the main decisions of the company.

(ii)	On April 1, 2021, the Group obtained the control of VHSYS through a step acquisition, which started on June 4, 2019, with the acquisition of 33.33% interest. On April 1, 2021, through a capital increase and buying some shares from selling shareholders the Group acquired the VHSYS’s control with a 50% interest. VHSYS is an unlisted company based in Paraná,

Brazil, that is an omni-channel, cloud-based, Application Programming Interface (“API”) driven, Point of Sale (“POS”) and Enterprise Resource Planning (“ERP”) platform built to serve an array of service and retail businesses. The self-service platform consists of over 40 applications, accessible a la carte, such as order and sales management, invoicing, dynamic inventory management, cash and payments management, CRM, along with marketplace, logistics, and e-commerce integrations, among others, with which the Company expects to obtain synergies in its services to clients.

(iii)	The Company carried out an assessment of fair value of the assets acquired in the business combination, having determined certain assets such as customer relationship and software. Details on the methods and assumptions adopted are described on Note 24(b).

(iv)	Goodwill comprises the value of expected synergies and other benefits from combining the assets and activities of the business acquired with those of the Group and is entirely allocated to the single Cash Generating Unit (“CGU”) of the Group. None of the goodwill recognized is expected to be deductible for income tax purposes.

b)	Intangible assets arised from the business combination

The fair value of intangible assets identified in the business combination are detailed below, as well as whether the assessment is preliminary or final. The Company has up to 12 months after each of the acquisitions to conclude the assessment.

Customer relationship	SimplesVet	VHSYS
Amount	15,924	6,134
Method of evaluation	MEEM (*)	MEEM (*)
Estimated useful life (i)	7 years	4 years
Discount rate (ii)	15.6%	15.6%
Source of information	acquirer’s management internal projections	acquirer’s management internal projections
Assessment status	preliminary	preliminary

(i)	Useful lives were estimated based on internal benchmarks.

(ii)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector's risk.

(*)       Multi-Period Excess Earnings Method (“MEEM”)

Software	SimplesVet	VHSYS
Amount	2,807	14,583
Method of evaluation	replacement cost	replacement cost
Estimated useful life (i)	5 years	5 years
Discount rate (ii)	15.6%	15.6%
Source of information	historical data	historical data
Assessment status	preliminary	preliminary

(i)	Useful lives were estimated based on internal benchmarks.

(ii)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector's risk.

c)	Consideration transferred

The fair value of the consideration transferred on the business combination were as follows:

	SimplesVet	VHSYS	Total
Cash consideration paid to the selling shareholders	15,650	18,656	34,306
Cash consideration to be paid to the selling shareholders	5,750	-	5,750
Non-controlling interest in the acquiree (i)	11,183	12,691	23,874
Fair value of previously held equity interest in the acquiree (ii)	-	24,064	24,064
Contingent consideration (iii)	4,440	-	4,440
Total	37,023	55,411	92,434

(i)	The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

(ii)	As a result of the step acquisition of VHSYS, the Group recognized a gain of R$ 12,010 by the difference between the previously held 33.33% interest in VHSYS, at fair value, in the amount of R$ 24,064, and its carrying amount, of R$ 12,054.

(iii)	SimplesVet’s contingent consideration will be transferred to the selling shareholders after the closing of the 2022 fiscal year and is determined based on predetermined formulas mainly based in the amount of revenue and profitability that the acquired company will have at the end of 2022.

In order to evaluate the contingent consideration, the Group has considered different probabilities of scenarios and discounted future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments.

d)	Acquisition-related costs

As mentioned above, the fair value amount and purchase price allocation are still being evaluated, and for that reason the total acquisition-related costs are also being determined. The estimated amount is not material as of June 30, 2021.

e)	Revenue and profit contribution

The individual total revenue and net income from the acquisition date through June 30, 2021 for all business combinations are presented below:

Company	Total revenue and income	Net income (Loss)
SimplesVet	3,472	440
VHSYS	5,109	(1,674)

Total revenue and net income for the Group is presented below on a pro-forma basis assuming the acquisitions occurred at the beginning of the year of each acquisition:

Six months ended June 30, 2021
Pro-forma total revenue and income	1,488,646
Pro-forma net income	684,149

This pro-forma financial information is presented for informational purposes only and does not purport to represent what the Company's results of operations would have been had it completed the acquisition on the date assumed, nor is it necessarily indicative of the results that may be expected in future periods.

25.	Subsequent events

Linx acquisition

On November 17, 2020, Linx S.A (“Linx”) held an Extraordinary General Meeting that approved the business combination between STNE Participações S.A. ("STNE Par") that holds the software investments business of the Group and Linx, a leading provider of retail management software in Brazil. The transaction was unanimously approved by the Brazilian Antitrust Authority (CADE) on June 16, 2021, with no restrictions, and was completed on July 01, 2021.

Pursuant to the terms and subject to the conditions set forth in the Association Agreement and its amendments, each Linx share issued and outstanding immediately prior to the consummation of the transaction was automatically contributed to the Group in exchange for one newly issued redeemable STNE Par Class A Preferred Share and one newly issued redeemable STNE Par Class B Preferred Share. Immediately thereafter, each STNE Par Class A Preferred Share was redeemed for a cash payment of R$33.5229 updated pro rata die according to the CDI rate variation from February 11, 2021 until the date of the effective payment and each STNE Par Class B Preferred Share was redeemed for 0.0126730 BDR (Brazilian Depositary Receipt) Level1 (“StoneCo BDR”), admitted to trading on B3, and credited to the shareholders’ account on July 01, 2021, provided that each 1 (one) StoneCo BDR was correspond to 1 (one) StoneCo Class A Share (the “Base Exchange Ratio”). The Base Exchange Ratio was calculated on a fully diluted basis, assuming a number of fully diluted shares of Linx of 178,361,138 on the transaction consummation date and represented a total consideration of R$37.78 for each Linx share.

Nodis acquisition

On July 5, 2021, the Group acquired 100.0% interest in Nodis Tecnologia S.A. (“Nodis”), through the conversion of convertible loans in the amount of R$ 8,155, the delivery of R$ 827 in STNE shares and disbursements in the amount of R$ 1,118. Nodis is an unlisted company based in Rio de Janeiro, Brazil, that offers an all-channel retail technology to digitize customers from the physical world and help them sell through multiple channels. Through this acquisition, the Group expects to obtain synergies in servicing its clients.

As the acquisition date of the business combination occurred after the end of the reporting period but before the financial statements are authorized for issue, the initial accounting for the business combination is incomplete. Fair value of assets acquired and liabilities assumed are still being evaluated, not being possible to make the complete disclosure of a business combination. It is expected to have a more complete information in the next quarter.

Collact acquisition

On August 17, 2021, the Group obtained the control of Collact through a step acquisition, which started on February 6, 2019, with the acquisition of 25% interest. On August 17, 2021, after buying shares from selling shareholders the Group acquired the Collact’s control with a 100% interest. Collact is a private company based in the State of São Paulo, that develops customer relationship management (“CRM”) software for customer engagement, focused mainly on the food service segment, with which the Company expects to obtain synergies in its services to clients.

Trampolin acquisition

On August 20, 2021, the Group obtained the control of Trampolin Pagamentos S.A. ("Trampolin"), through a payment in cash and the delivery of STNE shares, of which 50% will be vested after 36 months and 50% after the achievement of some operational goals. There is also a contingent consideration that might be paid after 5 years from the acquisition date. Trampolin is a “banking as a service” fintech that has developed a software that allows other companies to offer banking functionality on their own systems and/or offer whitelabel digital wallet applications.

a)	Financial position of business acquired

The allocation of assets acquired and liabilities assumed in the business combinations mentioned above are presented below. Identification and measurement of assets acquired, liabilities assumed, consideration transferred and goodwill are preliminary.

Fair value	Linx (as of July 01, 2021)	Nodis (as of July 01, 2021)	Collact (as of August 01, 2021)	Trampolin (as of August 01, 2021)	Total
Cash and cash equivalents	42,752	147	38	294	43,231
Short-term investments	430,311	-	-	-	430,311
Trade accounts receivable	562,034	-	29	130	562,193
Property, plant and equipment	180,123	133	389	9	180,654
Intangible asset	366,913	-	-	-	366,913
Intangible asset - Customer relationship	1,223,560	-	-	-	1,223,560
Intangible asset - Software	173,113	-	-	-	173,113
Intangible asset - Trademarks and patents	215,757	-	-	-	215,757
Other assets	147,139	33	322	2	147,496
Total assets	3,341,702	313	778	435	3,343,228

Accounts payable to clients	332,902	-	-	-	332,902
Trade accounts payable	97,863	284	763	-	98,910
Loans and financing	345,044	-	-	-	345,044
Labor and social security liabilities	84,209	369	818	-	85,396
Deferred tax liabilities	552,492	-	-	-	552,492
Other liabilities	173,952	5	44	125	174,126
Total liabilities	1,586,462	658	1,625	125	1,588,870

Net assets and liabilities	1,755,240	(345)	(847)	310	1,754,358
Consideration transferred (b)	6,736,150	10,100	5,340	25,840	6,777,430
Goodwill	4,980,910	10,445	6,187	25,530	5,023,072

b)	Consideration transferred

The fair value of the consideration transferred on the business combination were as follows:

	Linx	Nodis	Collact (iii)	Trampolin	Total
Cash consideration paid to the selling shareholders	4,751,061	1,118	3,173	13,402	4,768,754
Cash consideration to be paid to the selling shareholders	-	-	167	-	167
Previously held equity interest in the acquiree, at fair value (i)	1,335,603	-	-	-	1,335,603
Shares of the Company issued to selling shareholders	618,514	827	-	9,897	629,238
Loans converted into shares	-	8,155	-	-	8,155
Contingent consideration (ii)	30,972	-	2,000	2,541	35,513
Total	6,736,150	10,100	5,340	25,840	6,777,430

(i) Refers to Linx’s shares previously acquired in stock market.

(ii) For Linx acquisition, refers to share-based payments that may be paid in the next months.

(iii) Regarding Collact’s acquisition, the Group is still evaluating the fair value of previously held equity interest in the company.

c)	Acquisition-related costs

As mentioned above, the fair value amount and purchase price allocation are still being evaluated, and for that reason the total acquisition-related costs are also being determined. Until June 30, 2021, the calculated costs related to Linx acquisition were R$ 31,609 - of which R$ 28,369 were costs incurred in 2020 and R$ 3,240 in 2021 - recognized in the statement of profit or loss under administrative expenses. The Group estimates that R$ 96,000 will be incurred as Linx’s total acquisition-related costs.

Neomode acquisition

On July 02, 2021, Linx acquired an equity interest of 40% of the shares of Neostore Desenvolvimento de Programas de Computadores SA (“Neomode”), through the execution of an Investment Agreement between the shareholders of Neomode and Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”), a wholly owned subsidiary of Linx. Founded in 2016, Neomode offers a sales channel and white label commerce app platform with agnostic integrator to Enterprise Resource Planning (ERP), Point of Sale (POS), e-commerces and gateways with cloud-based solutions. The main objective is the development and supply of solutions that integrate online channels and physical stores in the omnichannel concept using its application and integrator. The business model is based on recurring revenue (SaaS), consisting of monthly fees and transaction volume. It currently has more than 3,330 physical stores in the “click and collect, delivery and drive thru” system.

For the non-controlling shareholders, Linx will pay the total of R$ 7,000 after the analysis and approval of this transaction by the Brazilian Antitrust Authority (CADE). Linx clarifies that the investment in Neomode is subject to compliance with certain suspensive conditions provided for in the Investment Agreement, including the approval of the transaction by CADE. Until this approval takes place, Linx and Neomode will continue to operate independently.